EVEREST

199 SOUTH LOS ROBLES AVENUE, SUITE 200 - PASADENA, CALIFORNIA 91101

TEL (626) 585-5920 - FAX (626) 585-5929

December 11, 2019

VIA EDGAR Upload

Ms. Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:Hartman Short Term Income Properties XX, Inc. (“Subject Company”)
Schedule TO filed by Everest REIT Investors I, LLC (“Purchaser”)
Filed November 18, 2019; File No. 005-91208

Dear Ms. Chalk:

This letter responds to the Staff's comments conveyed in your letter of December 5, 2019. Numbered paragraphs below correspond to the numbered paragraphs in your letter.

1.In view of the Staff’s comment, the offer has been amended. We note that the comment seems to request great detail regarding how specific factors are applied to the Offer Price decision. Such level of detail is simply not possible. Also, we believe the Purchaser’s disclosure already does much more than “summarize how the offer price was determined,” as recommended in the cited Release, and we note that on this particular subject, the non-binding guidance provided by the Commission goes beyond disclosure that is reasonably necessary so as not to be misleading. The Purchaser has made a third-party, arm’s-length offer. The suggestion that an offeror has an obligation to provide any explanation of the offeror’s thought process in determining an offer price is not consistent with normal commercial expectations or behavior. We do not believe that is it appropriate or reasonable for the Commission to take the position, as it did in the Release, that keeping to oneself the method used to decide an offer price could somehow be misleading to one’s counterparty in an arm’s-length transaction. Nonetheless, the Purchaser has satisfied the guidelines in the Release by describing how the offer price was determined by the Purchaser.

2.The comment misstates the rationale of the cited Release: the delays described in Section II.D with respect to limited partnerships had nothing to do with limits on transferability to preserve favorable tax treatment, as the comment suggests. Rather, as described in such Section II.D, such delays were due to the fact that the “securities are not listed on an exchange or quoted on an interdealer quotation system,” which is exactly the situation with the Subject Company. Please also refer to our previous response on this topic. The time that it takes for shareholders to be paid is a result of the combination of the fact that the “securities are not listed on an exchange or quoted on an interdealer quotation system,” and the time it takes for the transfer agent to

Response-SEC Comments 2019.12.11

OFFICE OF MERGERS AND ACQUISITIONS

SECURITIES AND EXCHANGE COMMISSION

December 11, 2019

confirm that the transfer has been effectuated, which is not in the Purchaser’s control. Consistent with the recommendations of the Release, we disclosed the anticipated time frame for settlement. Therefore, our offer complies with Rule 14e-1(c) and with the guidance provided by the Release.

3.In view of the Staff’s comment, the disclosure referenced in the comment has been amended. Please note that the Staff’s comment appears to be based on a misunderstanding that the condition cited in the comment refers to a quantified or numerical limitation that must occur; whereas the condition is actually referring to the fact that any limitation on prices has been imposed, regardless of the amount of the limit itself. The Purchaser’s understanding is that exchanges will impose price limits when there is unusual movement in the market. This condition, like the others in Section 12(d) of the Offer to Purchase, refers to events that may indicate unusual disruption of the financial markets. To reiterate, it is not a question of “what the ‘limitation’ must be in order for the condition to be triggered,” but rather it is the action of imposing limitations that triggers the condition. We believe the condition as revised is sufficiently clear.

4.In view of the Staff’s comment, the disclosure referenced in the comment has been amended. Similarly, the Staff’s comment appears to seek a level of numerical specificity that is not contemplated by the condition. Again, this condition refers to events that may indicate unusual disruption of the financial markets. The preamble of Section 12(d) sets the baseline of comparison for the condition, such that it is triggered by a material change in exchange rates “since the date hereof,” referring to the date of the Offer to Purchase as the point of measurement. We believe the condition as revised is sufficiently clear.

An amendment to our Schedule TO is being filed concurrently herewith. We do not believe that the amendment constitutes a material change. Please contact the undersigned if you have any questions regarding our responses to the Staff's comments and to advise us if the Staff has any further comments.

Very truly yours,

/S/ CHRISTOPHER K. DAVIS

Christopher K. Davis

Executive Vice President and General Counsel

CKD:ckd

Response-SEC Comments 2019.11.27